UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
As at January 7, 2022
Commission File Number 001-37909

AZURE POWER GLOBAL LIMITED

5th Floor, Southern Park, D-II,
Saket Place, Saket, New Delhi 110017, India
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
 Form 20-F   ☒Form 40 F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).   ☐

Incorporation by Reference
This form 6-K shall be incorporated by reference into our Prospectus, dated December 10, 2021, as supplemented by our Prospectus Supplement, dated December 27, 2021, which is part of our registration statement on Form F-3 (file number 333-249479), as further amended by Post-Effective Amendments No. 1, No. 2 and No. 3.

Exhibit Index
Exhibit Number	Description
99.1	Press Release dated January 7, 2022
99.2	Form of Subscription Rights Certificate
99.3	Form of Instructions
99.4	Form of Letter to Shareholders
99.5	Form of Letter to Broker Dealers
99.6	Form of Notice of Guaranteed Delivery
99.7	Form of Notice of Nominee Holder Certification
99.8	Form of Beneficial Owner Election Form
99.9	Table of Estimated Expenses

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AZURE POWER GLOBAL LIMITED
Date: January 7, 2022	By: /s/ Ranjit Gupta Name: Ranjit Gupta Title: Principal Executive Officer